Exhibit 2

750 Alpine Chai Chee Road
#05-01 Technopark @ Chai Chee
Singapore 469001
Tel: (65) 6441 1213
Fax: (65) 6441 3013 www.mediaring.com
22 Jul 06
Board of Directors
Pacific Internet Limited
89 Science Park Drive #02-05/06 The Rutherford
Singapore 118261
Dear Sirs
PACIFIC INTERNET LIMITED (THE “COMPANY”)
PROPOSED APPOINTMENT OF DIRECTORS
As you are aware, we now hold 3,949,537 shares representing approximately 29.15% of the issued shares of the Company, based on 13,549,262 issued shares of the Company as at 30 June 2006.
We believe we are currently the largest shareholder of the Company. We wish to seek board representation proportionate to our shareholding in the Company. At the first instance, in view of the current board composition of the Company, we would like to request that the board of directors of the Company convene a board meeting as soon as practicable to initially appoint two of our nominees as additional directors pursuant to Article 86 of the Articles of Association of the Company. Our two nominees are Mr Koh Boon Hwee and Mr Khaw Kheng Joo and their relevant details and curriculum vitae are enclosed. They have both consented to act as directors of the Company.
We believe that the board participation of Mr Koh and Mr Khaw, both with vast industry experience, will bring value to the Company’s future growth.
In the event that there shall be any change in the composition of the board, we may seek to increase our board representation on the Company’s board proportionate to our shareholdings.

We note that the approval of the Infocommunications Authority of Singapore is required for the appointment of our nominees as directors of the Company, and will work with the Company on the necessary filing for such approval.
We look forward to your favourable reply to our request, and hope to hear from you by 1 August 2006. Please contact Mr Khaw Kheng Joo, CEO of MediaRing at 6240 5608 should you require any information or have any query.
Yours faithfully,

/s/ Koh Boon Hwee

Koh Boon Hwee
Chairman of Executive Committee
MediaRing Ltd

Enc

CURRICULUM VITAE FOR DIRECTOR

1.	Name	:	Mr Koh Boon Hwee

2.	Age	:	55

3.	Country of
	Principal Residence	:	Singapore

4.	Qualifications	:	Mr Koh Boon Hwee, holds a Bachelor’s Degree (First Class Honours) in Mechanical Engineering from the Imperial College of Science and Technology, University of London and an MBA (Distinction) from Harvard Business School.

5.	Awards	:	Mr Koh was awarded the nation’s Public Service Star in 1991 and The Meritorious Service Medal in 1995. In 1991, he was the DHL-BT Outstanding Manager of the Year. In January 2003, he received The International Herald Tribune Visionary & Leader Honour.
6.	Experience	:

Mr Koh joined the Board of Directors of MediaRing in April 1998 and was appointed an Executive Director of MediaRing on February 1, 2002. He is currently the Chairman of DBS Group Holdings Limited, the Chairman of the Nanyang Technological University Council and the Executive Chairman and Chief Executive Officer of Sunningdale Tech Ltd. Mr Koh serves on the board of Temasek Holdings (Private) Limited and Agilent Technologies, Inc. He was previously the Chairman of Singapore Airlines Ltd (2001-2005), SIA Engineering Co. Ltd (2003-2005), the Singapore Telecommunications Group and its predecessor organization (1986-2001), Executive Chairman of the Wuthelam Group (1991-2000) and Chairman of Omni Industries Ltd (1996-2001).

7.	Particulars of all current Directorship/Affiliations/Professional Memberships

Company or Other Organisation (i.e. Charities, School Boards and Associations)	Period
Executive Chairman & CEO, Sunningdale Tech Ltd	Current
Executive Director, MediaRing Ltd	Current
Chairman, DBS Group Holdings Limited	Current
Chairman, DBS Bank Ltd	Current
Chairman, Nanyang Technological University’s Board of Trustees	Current
Director, Agilent Technologies (United States)	Current
Chairman, Singapore Airlines Ltd	2001 ~ 2005
Chairman, SIA Engineering Co. Ltd.	2003 ~ 2005
Chairman, Singapore Telecommunications Group	1986 ~ 2001
Chairman, Omni Industries Ltd	1996 ~ 2001

7.	Particulars of all current Directorship/Affiliations/Professional Memberships (cont’d)

Company or Other Organisation (i.e. Charities, School Boards and Associations)	Period
Chairman, Internet Technology Group Ltd	2000 ~ 2001
Executive Chairman, Wuthelam Group	1991 ~ 2000

CURRICULUM VITAE FOR DIRECTOR

1.	Name	:	Mr Khaw Kheng Joo

2.	Age	:	58

3.	Country of
	Principal Residence	:	Singapore

4.	Qualifications	:	Mr Khaw Kheng Joo, holds a Bachelor of Science Degree in Electrical and Computer Engineering from Oregon State University (Oregon, USA) and an MBA from Santa Clara University.

5.	Experience	:

Mr Khaw joined the Board of Directors of MediaRing in February 2002. He was appointed Chief Executive Officer on November 1, 2002. Mr Khaw was previously President of Omni Electronics (2000-2001), a wholly-owned subsidiary of Omni Industries Ltd. Omni Industries Ltd was listed on the Singapore Exchange and was one of the largest electronic contract manufacturers in Asia prior to it being acquired by Celestica Inc in 2001. After the acquisition, Mr Khaw joined Celestica Inc as their Senior Vice President. Mr Khaw currently sits on the boards of Total Automation Ltd, Amtek Engineering Ltd, Senoko Power and Singapore Airport Terminal Services Limited. He is also a member of the advisory council for the business school of Singapore Polytechnic. He served for a year on the board of the Singapore Economic Development Board (2001-2002).

6.	Particulars of all current Directorship/Affiliations/Professional Memberships

Company or Other Organisation (i.e. Charities, School Boards	Period
Director & CEO, MediaRing Ltd	Current
Director, Total Automation Ltd	Current
Director, Amtek Engineering Ltd	Current
Director, Senoko Power	Current
Director, Singapore Airport Terminal Services Ltd.	Current
Member, Advisory Council, Singapore Polytechnic	Current
Board Member, Singapore Economic Development Board	2001 ~ 2002